METRO ONE TELECOMMUNICATIONS, INC.

November 30, 2022

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Edwin Kim, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	Metro One Telecommunications, Inc.
Registration Statement on Form S-1 (File Number 333-262645)

Dear Mr. Kim:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Metro One Telecommunications, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m. on Thursday, December 1, 2022, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call Ken Bart, (561) 379-1253 or email: ken@smitheilers.com.

Thank you for your attention to this matter.

Sincerely,

/s/ Elchanan Maoz
Elchanan Maoz
Acting Chief Executive Officer

cc: Ken Bart, Esq.